FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2015

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re: SYNGENTA AG

Disclosure:	“Syngenta R&D Day: unparalleled pipeline of innovation”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 2323 Fax: +41 61 323 2424 www.syngenta.com	Media contacts: Paul Barrett Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 Lars Oestergaard Switzerland +41 61 323 6793 USA +1 202 737 6520

Stein, Switzerland, September 16, 2015

Syngenta R&D Day: unparalleled pipeline of innovation

•	15 new and pipeline products in crop protection: peak sales over $6 billion

•	Trait revenue set to more than double; expanded pipeline

•	Highest R&D productivity in the industry

At its research facility in Stein, Switzerland, Syngenta will today set out the details of its pipeline of unparalleled innovation across chemistry, seeds and traits. The pipeline contains a wealth of technologies across all product lines which will further accelerate value creation and extend the company’s industry-leading position.

In crop protection, the company will showcase its technology pipeline, focusing on the nine new active ingredients with combined peak sales potential of over $3.6 billion. These include the breakthrough, broad spectrum fungicide ADEPIDYN™ (pydiflumetofen) and ORONDIS™ for vegetables and specialty crops, which will reinforce Syngenta’s global leadership in fungicides. The pipeline also includes blockbuster products in insecticides and herbicides together with breakthrough technology in seedcare.

In seeds and traits, corn trait revenue is set to more than double by 2020. Building on the success of HYVIDO™ barley, we have recently achieved technical proof of concept in hybrid wheat. Commercialization is expected to start by the end of the decade, with peak sales potential of more than $3 billion. Our trait pipeline is well positioned to lead the next wave of GM innovation, with breakthrough projects to address soybean rust and sucking pests in addition to next generation technologies in herbicide tolerance and corn rootworm.

The company will also highlight its leadership in R&D productivity and return on investment. The rate of innovation is accelerating as shown by the number of launches and sales per launch. Productivity will further improve as the investment in global platforms such as biological assessment and regulatory drive additional efficiencies.

Syngenta – September 16, 2015 / Page 1 of 2

Trish Malarkey, Head of Research and Development, said: “We are accelerating the rate of our innovation while further improving productivity and return on investment. We are at the beginning of an exciting period in the innovation journey of Syngenta with cutting-edge science driving significant value creation in the short, medium and long-term across all technologies. I look forward to sharing the details with our shareholders and other stakeholders. ”

Slides from the plenary presentation will be available here by 10 am (CET).

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract there for.

Syngenta – September 16, 2015 / Page 2 of 2

SYNGENTA AG

Date:	September 16, 2015	By:	/s/ Sandra Bürli-Borner
			Name:	Dr. Sandra Bürli-Borner
			Title:	Deputy Head Shareholder Services &Group Administration

		By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs